Exhibit 99.11

Media release

Rio Tinto awards A$400 million mine construction contract to WA business

13 January 2020

Rio Tinto has awarded Perth-based company Mondium a contract valued at approximately A$400 million for the design and construction of the Western Turner Syncline Phase 2 (WTS2) mine in the Pilbara region of Western Australia.

Mondium will undertake all engineering and design, procurement and site construction works associated with the WTS2 development, including the process plant, overland conveyor and non-process infrastructure.

The work is expected to create 450 jobs starting in the first quarter of 2020 and is expected to be completed in 2021. Mondium and Rio Tinto will work closely to ensure the contract provides local and Indigenous employment as well as business opportunities in the region.

Rio Tinto Iron Ore chief executive officer Chris Salisbury said “We’re committed to supporting WA businesses, buying locally and supporting our communities through the creation of jobs. We’re pleased to award this contract to Mondium who share those values.

“We’re continuing to invest in Western Australia and have a number of development projects in the pipeline that will continue to provide opportunities for local companies.”

Notes to editors
The WTS2 is part of Rio Tinto’s Greater Tom Price operations in the Pilbara. In November, a $749 million (A$1 billion) investment in the mine was approved. The investment will facilitate mining of existing and new deposits and includes construction of a new crusher as well as a 13-kilometre conveyor.

Mondium is a joint venture involving two Perth-based companies in Monadelphous and Lycopodium.

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